UNIVERSAL COMPRESSION, INC.
4440 BRITTMOORE ROAD HOUSTON, TEXAS USA, 77041
TELEPHONE: 713-335-7000

August 27, 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Universal Compression Holdings, Inc. Application for Withdrawal of Post-Effective Amendments No. 1 & No. 2 to the Registration Statement on Form S-3 (File No. 333-46208)

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Universal Compression Holdings, Inc, a Delaware corporation (the "Company"), hereby makes this application to withdraw Post-Effective Amendment No. 1, filed May 31, 2002, and Post-Effective Amendment No. 2, filed July 7, 2002 (collectively the "Post-Effective Amendments"), to the Registration Statement on Form S-3 (File No. 333-46208) (the "Registration Statement"), filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") relating to the proposed deregistration of shares of common stock of the Company that remained unsold. The Commission has not declared the Post-Effective Amendments effective. The Company is requesting the withdrawal of the Post-Effective Amendments because the Company has determined that, based on representations made by the selling shareholders listed in the Registration Statement and the records of the Company's transfer agent, all of the shares covered under the Registration Statement have been sold and, thus, there are no shares that need to be deregistered.

        The undersigned, on behalf of the Company pursuant to Rule 478(c) under the Securities Act, respectfully requests the Commission to grant the application of the Company to have the Post-Effective Amendments withdrawn pursuant to Rule 477 under the Securities Act and to issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

Very truly yours,
UNIVERSAL COMPRESSION HOLDINGS, INC.
By:	/s/ STEPHEN A. SNIDER Stephen A. Snider President and Chief Executive Officer Agent for Service of Registration Statement